Exhibit 99.1

Snow Lake Lithium Signs MOU with Epiroc Canada Inc., Announces Operational
Update from its Drilling Campaign Including a High-Grade Intercept of 1.53% Li2O over 24.94 Meters

Best Results:

●	1.53% Li2O over 24.94 meters at 193.5 meters down hole (TBL-038)

MANITOBA, CAN, June 21, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), today announced that the Company has signed a Memorandum of Understanding (MOU) with Epiroc Canada Inc. (Epiroc) for Epiroc to assist with the technical and commerical design of the world’s first fully electric lithium mine at the Company’s Snow Lake LithiumTM project in Manitoba, Canada. In addition, the Company provided an update on its ongoing drilling campaign and the continued interception of high-grade results from the Thompson Brother (TBL) dyke.

As part of its collaboration with the Company, Epiroc will contribute to the review of site planning and design for Snow Lake's planned fully electric lithium mine and will give technical and engineering advice for the project's overall development. Epiroc has a long history of offering innovative and safe equipment, as well as automation, digitalization, and electrification solutions to the industry. Epiroc has exhibited a remarkable aptitude in project coordination and vertical integration, as seen by its recent achievement in the Borden Mine project in Chapleau, Canada, which is the first all-electric gold mine in the world.

“The MOU with Epiroc is a significant step forward in Snow Lake's goal of commercial lithium production, as it allows the two companies to form a synergistic partnership that will draw on years of deep industry experience and technological understanding,” said Philip Gross, CEO and Chairman of Snow Lake. “We look forward to collaborating with Epiroc and advancing Snow Lake’s role as an integral component of the North American EV ecosystem.”

Jason Smith, Integration Manager of Epiroc North America commented, “Epiroc is looking forward to collaborating with Snow Lake Lithium to help develop and execute an all-electric mining operation. Our partnership's purpose is to support the Company's environmental activities while also increasing operational efficiency at all phases of the mine's development. We are excited to build on what we can offer with our Meglab competencies coupled with the Epiroc equipment technology and operational presence within the region. We see this as a great opportunity to play our part to position Snow Lake as the cleanest lithium supplier for the North American EV and battery markets.”

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

The MOU collaboration comes in tandem with the recent drill results that have been intercepted at the Thompson Brothers Lithium (TBL) dyke and Sherritt Gordon (SG) dyke. The TBL dyke continues to return high grade lithium intercept of 1.53% Li2O over 24.94 meters from hole TBL-038. Drilling at the SG Dyke returned narrow intercepts of 1.14% Li2O over 1.35 meters and 0.92 Li2O over 2.95 meters from SPG-003 (Table 1, Figure 1, and Figure 2).

TBL-038 represents an infill hole into the TBL resource block with the purpose of confirming continuity of the TBL deposit and solidifying the future resource modeling. The TBL-038 hole will also be used as part of the ongoing metallurgical test work being conducted by SGS Lakefield.

Dale Shultz, Snow Lake’s Project Manager and VP of Resource Development, commented “With the high-grade intercepts we have received across our TBL and SG dykes, the Company is looking forward to completing the requisite validation for resource expansion and definition. We will test and assess the drill intercepts we have collected to-date for mineral resource continuity, which we will use in our analysis to ensure geology and grade quality. We are excited to continue our ongoing drilling program and to report back to the market on the results we obtain in the coming months.”

The Snow Lake LithiumTM property encompasses several lithium-rich spodumene pegmatite dykes which tend to form in clusters. The presently known dykes are found on the east and west sides of a body of water known as Crowduck Bay in Manitoba, Canada, which is joined to Wekusko Lake to the South West. There are two known pegmatites on the east side of a narrow part of the southern end of Crowduck Bay which are called the Thompson Brothers Lithium dyke (TBL), and the Brian Youngs Pegmatite dyke (BYP). The TBL dyke contains an S-K 1300 compliant resource estimate dated June 9, 2021 of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O. On the west side of Crowduck bay are two recently drill tested dykes known as the Sherritt Gordon dyke (SG) and the Grass River Pegmatite dyke (GRP), which recently drill tested an intercept of 3.35% Li2O. Although originally considered as unique geological events, the Company now believes these dykes to be one large cluster of pegmatites that could provide an ideal starter pit using an open pit mining method. It is the Company’s vision to build this resource to a 25-year mine life initially utilizing an open pit and progressing to an underground mining scenario.

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

GRP/SGP Dykes

Geology of the GRP and SGP dyke and host rocks - The GRP dykes crosscut plutonic intrusive rocks of Monzonite composition, exhibiting medium to coarse grained Plagioclase crystals within a fine to medium grained mafic groundmass. Albitic to potassic feldspars occur frequently within the rock. The groundmass consists of amphiboles and occasional biotite. Garnet has been observed in small clusters within rare melanocratic groundmass. The Monzite has been subject to considerable seracitic and hematitic alteration, often resulting in destruction of the original plutonic minerals and giving the rock a “bleached” appearance. Small quartz and granitic Aplite dykes are common.

The GRP and SGP pegmatite dykes appear to strike 110° and dip about 60-65o SSW. The mineralogy of the dykes is typical for Lithium bearing pegmatite dykes, and consists of potassic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is spodumene, which varies considerably in both grain size and distribution within the dykes. Spodumene crystals can vary in size from 1 cm to over 10+ cm in size. The GRP dykes often exhibit very large spodumene crystals, often ranging in size from 10-15 cm long, and in the case of GRP-003, larger than the NQ core dimensions. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent Spodumene, and other sections that are Spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

The TBL Dyke

Host Rock - The TBL dyke cross cuts rocks of the Missi Group (1.85-1.83 Ga), which are dominantly sedimentary rocks consisting of heterolithic conglomerates, greywackes and sandstones. There are occasional basaltic to andesitic dykes and sills within the assemblage seen in drill core. The greywackes are typically composed of fine-grained quartz and biotite, while the conglomerate matrix is composed of biotite, actinolite, chlorite and small (2-3 mm) garnets. The mineral assemblage is typical for upper greenschist to lower amphibolite metamorphic facies rocks.

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

Crystalized Pegmatite -The TBL pegmatite dyke TB-1 strikes 040° and dips about 85° SE, cross cutting the rocks of the Missi Group. The mineralogy of the dyke is typical for lithium bearing pegmatite dykes, and consists of potassic or albitic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is Spodumene, which varies considerably in both grain size and distribution within the dyke. Spodumene crystals can vary in size from 1 cm to over 10+ cm in size. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent Spodumene, and other sections that are Spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

Analytical - Half core samples are sent to the SGS Lakefield laboratory in Ontario for analysis. Core samples are initially crushed to a size of -12.7 mm, then fragmented to 75% passing 2mm and eventually extruded into a 250 g pulp that is pulverized to 85% passing 75 microns. Samples are sodium peroxide fused and ran on ICP-AES and/or ICP- MS generating 56 element suit.

Qualified Person Statement - The information in this news release was compiled and reviewed by Dale Schultz, a Qualified Person as defined by SEC's S-K 1300 rules for mineral deposit disclosure, and a Professional Geoscientist (P.Geo.) who is a registered member of the ‘Engineer and Geosciences of Manitoba' (no. 24846), a ‘Recognized Professional Organization' (RPO). Mr. Dale Schultz is the Project Manager and VP of Resource Development at the Snow Lake Lithium Project and has sufficient experience relevant to the crystallization of LCT type pegmatite deposits under evaluation.

Hole_ID	From (m)	To (m)	Width (m)	Li2O (%)	Dyke
SGP-003	65.410	66.760	1.350	1.14	SG
SGP-003	180.000	182.950	2.950	0.94	SG

Hole_ID	From (m)	To (m)	Width (m)	Li2O (%)	Dyke
TBL-038	193.50	218.42	24.92	1.53	TBL

Table 1.0 – List of Intercept cited in the Release

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

Figure 1 – Plan View Map showing locations of Drill Holes

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

Figure 2 – Cross Section of holes TBL-038

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

NAD83 - UTM Zone 14 - HGPS

Hole_ID	UTM X	UTM Y	Depth (m)	Azimuth (Deg)	Dip (Deg)
SGP-003	452634	6077508	201	40	-45
TBL-038	454355	6078453	250	300	-62

Table 2.0 – UTM Location, Azimuth and Dip of DDH listed in the Release.

Hole ID	From (m)	To (m)	Length (m)	Sample #	Notes	Li2O (%)
SGP-003	65.41	66.76	1.35	54553	SPG	1.14
SGP-003	180.00	181.50	1.50	54560	SPG	0.76
SGP-003	181.50	182.95	1.45	54562	SPG	1.12
TBL-038	193.50	195.00	1.50	178426	SPG	1.02
TBL-038	195.00	196.50	1.50	178427	SPG	1.48
TBL-038	196.50	198.00	1.50	178428	SPG	0.75
TBL-038	198.00	199.50	1.50	178429	SPG	1.69
TBL-038	199.50	201.00	1.50	178431	SPG	1.49
TBL-038	201.00	202.50	1.50	178432	SPG	1.91
TBL-038	202.50	204.00	1.50	178433	SPG	1.88
TBL-038	204.00	205.50	1.50	178434	SPG	1.53
TBL-038	205.50	207.00	1.50	178435	SPG	1.50
TBL-038	207.00	208.50	1.50	178437	SPG	2.06
TBL-038	208.50	210.00	1.50	178438	SPG	1.45
TBL-038	210.00	211.50	1.50	178439	SPG	2.37
TBL-038	211.50	213.00	1.50	178440	SPG	1.19
TBL-038	213.00	214.50	1.50	178441	SPG	1.37
TBL-038	214.50	216.00	1.50	178442	SPG	1.79
TBL-038	216.00	217.30	1.30	178443	SPG	0.93
TBL-038	217.30	218.42	1.12	178445	SPG	1.43

Table 3.0 – List of significant LiO2 samples for the DDH listed in the Release

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8

About Snow Lake Resources Ltd.

Snow Lake is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Snow Lake LithiumTM Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

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www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8